Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Post-Effective Amendment No. 3 to this Registration Statement of SolarWindow Technologies, Inc. on Form S-1 (File No. 333-222809) of our report dated November 18, 2019, with respect to our audit of the financial statements of SolarWindow Technologies, Inc. as of August 31, 2019 and for the year ended August 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus. We were dismissed as auditors on May 28, 2020 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

Melville, NY

February 23, 2021